# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations


September 2, 2025


Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on May 16, 2025, The Nasdaq Stock Market (the "Exchange") received from Tidal Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:



Defiance Daily Target 2X Long ANET ETF

Defiance Daily Target 2X Long PM ETF



We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

*Eun Ah Choi*